Exhibit 99.1

NEWS
FOR IMMEDIATE RELEASE

BMO Harris to Appeal Verdict in Petters Litigation

TORONTO and CHICAGO, November 8, 2022 – BMO Financial Group (TSX: BMO) (NYSE: BMO) announced today that its subsidiary, BMO Harris Bank N.A. (BMO Harris) intends to pursue all available legal options including appealing the jury verdict and award in a lawsuit related to a Ponzi scheme carried out by Thomas J. Petters and certain affiliated individuals and entities (collectively, Petters) that operated a deposit account at a predecessor bank, M&I Marshall and Ilsley Bank (M&I).

The jury awarded damages of approximately US$564 million against BMO Harris in favour of the Trustee in bankruptcy proceedings for certain Petters entities. As previously disclosed, the lawsuit alleges that between 1999 and 2008, before it was acquired by BMO Harris in 2011, M&I (and a predecessor bank) facilitated the Ponzi scheme operated by Petters. Pursuant to a prior settlement in connection with another Petters matter, BMO Harris is entitled to recover approximately 21% of any amount that it pays to the Trustee.

BMO Harris strongly denies the plaintiff’s allegations and will continue to defend itself vigorously, including by bringing an appeal to the United States Court of Appeals for the Eighth Circuit, to contest the jury verdict and award. “We are disappointed with the jury’s verdict, which is not supported by the evidence or the law. We will file a number of post-trial motions with the trial judge to reverse the verdict or reduce the damages, and we intend to pursue all avenues to overturn the jury’s verdict, including appeals. We are confident that we have strong grounds for appeal,” stated a BMO Harris spokesperson.

As a result of this outcome, in accordance with applicable accounting standards, BMO will record a provision, which includes estimated possible pre-judgment interest net of estimated recoveries, in the amount of CAD$1,120 million, resulting in an after-tax charge of CAD$830 million to be recorded in the fourth quarter in the Corporate Services segment and treated as an adjusting item.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the after-tax charge BMO will record in the fourth quarter of 2022; prejudgement interest; anticipated recovery of damages awarded pursuant to a prior settlement in connection with a Petters’ matter; and BMO’s intention to contest the jury verdict and award. Forward-looking statements are typically identified by words such as “will”, “intend”, “entitled”, “and “estimate” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the final outcome of the Petters’ matter; legal and other developments in litigation, such as the risk of judicial and/or jury rulings or findings or any resolution of litigation that differ from what is anticipated or expected; the timing and determination of amounts expected to be recovered by BMO pursuant to a prior settlement in connection with the Petters’ matter; and those other factors discussed in the “Risks That May Affect Future Results” section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the “Enterprise-Wide Risk Management” section of BMO’s 2021 Annual Report, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $1.07 trillion as of July 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Media Contact:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996